CANARY WHARF

GROUP PLC

82-4997

02055281

JRG/AM/2230
27 September 2002

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA



Dear Ladies and Gentlemen

***Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')***

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to preliminary announcement of results, notification of major interest in shares and purchase of own shares.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely



10/9

***J R Garwood***
***Group Company Secretary***

# Canary Wharf Group - Final Results

RNS Number:0815B
Canary Wharf Group PLC
12 September 2002

CANARY WHARF GROUP PLC

12 September 2002

PRELIMINARY ANNOUNCEMENT OF RESULTS YEAR ENDED 30 JUNE 2002

FINANCIAL HIGHLIGHTS

| | Notes | Year ended 30 June 2002 | Restated* Year ended 30 June 2001 |
|---|---|---|---|
| | | £m | |
| Turnover - rents and service charges | | 206.8 | 159.2 |
| Gross profit | | 167.6 | 126.4 |
| Operating profit before exceptional item | | 130.2 | 91.7 |
| Exceptional item: net profit on sale of completed properties | | 169.5 | |
| Operating profit | | 299.7 | 91.7 |
| Profit before interest and taxation | | 310.7 | 91.3 |
| Net interest payable | | (107.6) | (48.8) |
| Profit on ordinary activities before taxation | | 203.1 | 42.5 |
| Profit on ordinary activities before taxation excluding exceptional items | | 22.6 | 42.5 |
| Basic earnings per share | | 30.0p | 6.3p |
| Diluted earnings per share | | 29.7p | 6.2p |
| Basic earnings per share before exceptional items | | 1.9p | 6.3p |
| Diluted earnings per share before exceptional items | | 1.9p | 6.2p |

| | Notes | At 30 June 2002 | Restated At 30 June 2001 |
|---|---|---|---|
| | | £m | |
| Investment properties | (1) | 3,268.1 | 2,300.5 |
| Properties under construction and properties held for development | (2) | 1,115.3 | 1,119.1 |
| Net debt | | (2,622.8) | (1,191.7) |
| Deferred income relating to building sales | | - | (4 |
| Other net assets/(liabilities) | | 99.7 | (164.5) |
| Net assets at net book value | | 1,860.3 | 1,596.4 |

| | Notes | At 30 June 2002 | At 30 June 2001 |
|---|---|---|---|
| | | £m | |
| Properties under construction and properties held for development | (3) | | |
| - at Open Market Value | | 2,305.9 | 2,580.5 |
| - at present value of Net Realisable Value | | 3,490.4 | 4,264.5 |
| Net Asset Value per share based on Net Realisable Value | | £7.05 | £ |
| Diluted Net Asset Value per share based on Net Realisable Value | | £6.83 | £ |

* Restated for UITF 28 and FRS 19

1. Investment properties stated at Open Market Value

2. Properties under construction and properties held for development stated at cost

3. Refer to Operating and Financial Review - Valuations of the

AT 30 JUNE 2002:

* The group's investment portfolio totalling 6.0 million sq ft was 98.7% let.

* Properties under construction totalled 5.5 million sq ft of which 4.9 million sq ft was pre-let.

DURING THE YEAR:

* Construction was completed on five properties, four of which were retained as investment properties and one of which was sold.

* The four properties retained as investment properties generated surpluses on revaluation of £430.3 million.

* 8 Canada Square was completed and sold to HSBC resulting in an exceptional profit on disposal of £169.5 million.

* Barclays PLC leased a new 1 million sq ft building (parcel BP1), of which 650,000 sq ft is expected to be occupied initially.

* Skadden, Arps, Slate, Meagher & Flom LLP exchanged contracts for 133,300 sq ft in a 600,000 sq ft building which is scheduled for completion in mid-2003. Allen & Overy also exchanged contracts for 78,200 sq ft in the same building.

* The Northern Trust Company exercised an option over 18,000 sq ft in 50 Bank Street, bringing their total occupation to 151,400 sq ft.

* EMEA exercised an option over 15,700 sq ft in 7 Westferry Circus, bringing their total occupancy on the estate to approximately 100,000 sq ft.

* Clifford Chance exercised their option over 209,000 sq ft being the remainder of 10 Upper Bank Street.

* Waitrose increased their space requirement by 20,000 sq ft to 100,000 sq ft in the Canada Place retail extension.

* Over 95% of the space was committed in the new Jubilee Place Mall, which is scheduled to open in September 2003.

* Agreement was reached with British Waterways Board relating to the removal of a restrictive covenant over 1.7 million sq ft of potential development.

* 80.3 million shares were bought back at a cost of £392.4 million.

* The group tapped an existing securitisation raising £1,340 million

CONTACTS

George Iacobescu
Chief Executive

Peter Anderson
Managing Director, Finance

Wendy Timmons
Head of Corporate Communications

Canary Wharf Group plc
Telephone: 020 7418 2000

A copy of the annual report will be sent to shareholders and copies will be made available to the public on request to the Group Company Secretary at the registered office, One Canada Square, Canary Wharf, London E14 5AB.

The information in this announcement, which was approved by the board of directors on 11 September 2002, does not comprise statutory accounts within the meaning of the Companies Act 1985.

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

We are pleased to report another year of strong progress in the development of Canary Wharf. Despite a challenging market, during the year we have secured a higher level of rental commitments, 1.45 million sq ft, and also achieved a higher level of rent than in the previous year against a backdrop of a lettings slowdown and rental falls elsewhere in the London market. The Canary Wharf estate currently has more than 14 million sq ft of space completed or under construction, which is more than was anticipated at the time of flotation in 1999, with only 0.6 million sq ft of office space uncommitted. We have also acquired a further 1.7 million sq ft of density which will bring the total development on the original Canary Wharf estate to 15.7 million sq ft and which, together with recently acquired adjacent sites, will enable us to continue the development of Canary Wharf. We now have the potential to lift the development to around 20 million sq ft and the ability to respond to client needs over the foreseeable future.

At the start of 2002 we were running the largest building programme in London with 8.2 million sq ft underway, of which 91.7% is now committed. We completed five buildings on time and on budget during the year, totalling approximately 2.7 million sq ft. We currently have ten buildings totalling 5.5 million sq ft of office and retail underway complemented by significant public spaces such as parks and winter gardens.

The strong performance of the group during the year, as explained below in the financial review, will enable us to accelerate our return of capital programme. In March 2002 we outlined plans to return £2.0 billion to shareholders through a balanced combination of £750 million of share buy-backs and structured returns of £250 million in each of 2003, 2004 and 2005. The final £500 million will follow on development of the four remaining sites on the original Canary Wharf estate. In the 14 month period since June 2001, £501 million has been returned to shareholders through share buy-backs. The rapid pace of development has also enabled us to bring forward our financing so that half of the £750m structured returns are intended to be paid by a £375m special dividend payable in December 2002. We will also be continuing our share buy-back programme this year. At this stage the balance of the return of capital programme remains unaltered.

This progress would not have been possible without the continuing commitment and dedication of staff at all levels, to whom the board express their appreciation and thanks.

Financial Review

The results for the year ended 30 June 2002 demonstrate the group's continuing strong performance. Turnover increased from £159.2 million in 2001 to £206.8 million for 2002 , an increase of 29.9%. The increase in turnover fed through to an increase of £38.5 million in operating profit for the year, before exceptional items, to £130.2 million. In addition the group recognised a profit of £169.5 million on the planned disposal of 8 Canada Square to HSBC, which was completed in April 2002, and realised deferred consideration of £13.4 million relating to the disposal of an undertaking in 1996. Consequently profit before interest and tax was £310.7 million, £130.2 million excluding exceptional items, against £91.3 million for the previous year.

Profit before tax for 2002 was £203.1 million, or £22.6m before exceptional items, in comparison with £42.5 million for the previous year. This was attributable to the increase in net interest payable (from £48.8 million to £107.6 million) as a result of the securitisations completed in June 2001 and February 2002. These debt issues funded the share buy-back programme, as well as completion of the seven properties totalling 4.6 million sq ft included in the securitisations. These innovative long-term financings were drawn down ahead of practical completion of the related properties, so enabling the acceleration of the return of capital programme whilst also releasing the group's construction facilities for other projects.

Net assets increased to £1,860.3 million at 30 June 2002, an increase of £263.9 million over the year. Before share buy-backs the increase in the year in net assets was £656.3 million. On the adjusted net asset value basis, which revalues properties under construction and held for development to their net realisable value and adds back the provision for deferred tax, the net asset value per share increased from £6.97 per share at 30 June 2001 to £7.05 per share at 30 June 2002 (before dilution). We continue to believe that this is the best means of evaluating the long-term value of the business. The increase in net asset value reflected in the group's statutory balance sheet demonstrates the progress made in realising that long term value, whilst the share buy-back programme

evidences our commitment to the return of capital to shareholders.

Capital Structure

Further to the securitisation and issue of Notes in May 2000 and the £875 million tap issue in June 2001, £1,257 million of additional Notes were issued in February 2002. This was our largest issue to date. Four new office buildings were added to the asset pool and out of the £1,257 million raised 88% was rated AAA. These new properties have been completed or are at various stages of construction and are due to be completed between May 2003 and August 2003, and have been pre-let to Morgan Stanley, Lehman Brothers, Northern Trust and Clifford Chance LLP.

An important part of the £2 billion return of capital is our share buy-back programme. During the period share buy-backs totalled £392 million which, together with buy-backs executed in the previous year and following the year end, brings the total return of capital to £501m with a total of 104.6 million shares cancelled to date. Notwithstanding the proposed accelerated structured return of £375m, the share buy-back programme will continue and is projected to return a further £250 million.

Leasing Activity

The last twelve months have been challenging for the Central London Office market with a take up of just over 10.4 million sq ft. During the same period the Canary Wharf district accounted for approximately 1.8 million sq ft of this take up, out of which the Canary Wharf Group lettings outlined below totalled 1.45 million sq ft.

* Barclays signed an agreement to lease 1 million sq ft in a single building in November 2001. It is anticipated that they will initially occupy approximately 650,000 sq ft.

* Skadden, Arps, Slate, Meagher & Flom leased approximately 133,300 sq ft at 40 Bank Street in December 2001.

* The Northern Trust Company exercised an option over 18,000 sq ft in 50 Bank Street in January 2002 bringing their total occupation to 151,400 sq ft

* EMEA exercised an option in January 2002 over 15,700 sq ft in 7 Westferry Circus in January 2002 bringing their total occupation to approximately 100,000 sq ft

* Waitrose increased their space requirement by 20,000 sq ft in February 2002 taking their occupation to 100,000 sq ft

* Clifford Chance exercised their option over 209,000 sq ft on the remainder of 10 Upper Bank Street in April 2002 bringing their total long term occupation to 1 million sq ft

* Allen & Overy exchanged contracts to lease 78,200 sq ft in 40 Bank Street in June 2002.

During the period we have continued to secure long term tenancies on pre-lets. Including the above tenancies, the average length of unexpired tenancies at Canary Wharf excluding break clauses is 23.6 years and 20.9 years including break clauses.

In addition, we have seen positive sub-letting activity within the estate which has brought new tenants to Canary Wharf in space which could be delivered to match the timeframe required by the tenant. In particular, CSFB agreed in April to sub-let approximately 275,000 sq ft to Bank of America in 5 Canada Square.

Leasing on Jubilee Place, the 89,500 sq ft next phase of retail development, has also been very strong with 24 units committed, representing 66% of the total square footage, with the other remaining 14 units under offer. This is an excellent achievement given the expected opening date of September 2003 and reflects the success of Canary Wharf as a thriving retail area serving the estate and wider area. New retail tenants next year will include, Marks & Spencer, French Connection, Karen Millen and Molton Brown

Whilst overall vacancy rates in Central London increased to 9.2 % only 15% of

the available space is classified as new and a large proportion of overall supply (40%) is in small fragmented units. The Canary Wharf district has the highest proportion of grade A new accommodation and the lowest current vacancy rate for space completed and available for occupation of any Central London submarket at 4.5%, of which only 80,000 sq ft of space is attributable to Canary Wharf Group and 360,000 sq ft are tenant disposals.

As take up has reduced and supply increased there has been a reduction in and continuing downward pressure on rents in most of the Central London sub -markets particularly in the fragmented second hand sector. The reduction in prime rents in both the West End and City largely occurred in the latter part of 2001. Whilst prime rents remain under pressure they are reported to have maintained their level in the last two quarters, although this may also be due to a lack of transactional evidence. The rents achieved at Canary Wharf in open market lettings have been up to approximately £45 psf on accommodation due for completion by the middle of next year.

Future supply of offices is another important factor. There is currently 6.8 million sq ft of speculative construction underway across Central London with delivery spanning from 2002 to 2005 The majority of speculative development is focused on the City accounting for 56% of the Central London total. Our policy has been to control the amount of speculative space which we have available at any one time. Although we have ten buildings totalling 5.5 million sq ft under construction, only 0.6 million sq ft is new speculative Grade A office space which will be available in the second quarter of next year. In accordance with our stated policy of only having one speculative building underway at any time, it would not be our intention to commence another building until this space has been substantially let and the market has improved meaningfully.

Demand has reduced across Central London in the last 12 months by approximately one third and currently stands at approximately 11.75 million sq ft. However, in the last quarter we were able to report an improvement of viewing levels compared with earlier in the year. These levels of viewing have been maintained during the course of the summer. There is, we believe, a greater focus by occupiers on cost and value for money whilst retaining a preference for high quality office accommodation. This value orientated demand will, we believe, be attracted to locations such as Canary Wharf that offer the best quality new accommodation and an attractive working environment on competitive financial terms.

## Construction

During the year the group completed the construction of five properties, four of which were retained as investment properties and one of which was sold. The aggregate area of these buildings was approximately 2.7 m sq ft. The investment properties include 25 Canada Square (leased to Citigroup), 15 Westferry Circus (leased to Morgan Stanley) and 50 Bank Street (part let to The Northern Trust Company). 8 Canada Square is a building which was sold on completion, in April 2002, to HSBC under terms entered into in October 1998.

There are currently ten buildings under construction at Canary Wharf, 5 Canada Square (let to CSFB and part sublet to Bank of America), 1 Churchill Place (let to Barclays), 20 Canada Square (part let to The McGraw -Hill Companies), 20 Bank Street (let to Morgan Stanley), 25 -30 Bank Street (let to Lehman Brothers), 40 Bank Street (part let to Skadden Arps and Allen & Overy), 10 Upper Bank Street (let to Clifford Chance LLP), Canada Place Retail extension (predominantly let to Waitrose and Reebok), the Jubilee Place Retail Centre (38 units) and the Churchill Place Retail Centre.

## Future Development

In December an agreement was reached with British Waterways Board to remove a restrictive covenant affecting the remaining development sites within Canary Wharf. This agreement increases the area of potential development by 1.7 million sq.ft and brings the total permitted development on the original Canary Wharf estate to 15.7 million sq.ft.

We have been working on the infrastructure works and pre -staging to street level for 850,000 sq.ft of development on two sites adjacent to the new Barclays building. Once this work is completed it will be possible to deliver a pre -let to a new tenant in a much reduced timeframe. This reflects our policy of controlling the amount of speculative building underway whilst positioning ourselves to be able to respond rapidly to client needs.

As a developer we believe it necessary to maintain focus on our core skill of providing the high quality, cost efficient space that both national and international businesses require. To that end we will be submitting detailed planning applications on three sites within the next few months. On Riverside the Rogers Partnership has designed a family of 3 buildings totalling 1.8m net sq ft. On North Quay a composition of three buildings designed by Cesar Pelli will provide up to 2.4m sq ft of commercial space together with the commitment to quality retail and open spaces that our clients demand. This will be integrated with a proposed station for Crossrail. Both compositions will be of the highest architectural merit which we always aim to achieve. We are also undertaking detailed design work on a further site which lies between Riverside and Heron Quays in which we already have a significant interest.

During the year the Mayor of London, Ken Livingstone, produced the Draft London Plan, his Spatial Development Strategy for Greater London. The plan emphasises the underlying growth of London's population and employment and reinforces the importance of East London and the Canary Wharf district in meeting anticipated growth both for housing and commercial space. The Mayor forecasts that, over the next 15 years, employment in financial and business services will grow by over 440,000 people, which indicates a need for net incremental office space of between 7m and 9.2m sq. metres (75 to 100 million sq ft). More than 50% of this incremental space is forecast for the eastern sub region which encapsulates Stratford and, critically, the corridor from east of the City through Canary Wharf and the Isle of Dogs to the Greenwich peninsula and the Royal Docks. The Canary Wharf District is seen as a focal point for growth.

### Transport

Both the Mayor and the Government recognise that the continued growth of London, and in particular East London, is critically dependent on enhanced transport provision. We believe that Crossrail, when approved, will stimulate the next wave of investment in East London in which our developments will be pivotal.

We have continued to work closely with all the relevant bodies to ensure there is a phased programme of transport investment to meet future needs. In that respect we are delighted that the Government, Mayor and Transport for London (TfL) have recently announced the extension of the Dockland Light Railway (DLR) to London City Airport and that the Mayor has re-emphasised that further river crossings to the east of Canary Wharf are a key priority.

We maintain a close working relationship with the DLR which has recently increased both its fleet of trains and its service levels. The new station at Heron Quay which opens this November is a significant example of the public and private sector working together. The project was jointly financed by Canary Wharf and the DLR and constructed by Canary Wharf while the DLR continued to run normally. We are also working with the DLR on its plan to provide 3 car working on the line. This is now within the DLR and TfL's corporate plan.

The Jubilee Line is working at improved levels of efficiency. The critical issue being addressed now is increasing the capacity. There is, in principle, agreement on the works to be carried out over the short, medium and long term which will provide for increased capacity including a more robust service, longer trains, extended peak hours and increased train frequency which will provide for the expected and future population at Canary Wharf.

### Prospects

We have previously referred to the take up of space at Canary Wharf in the past year and the list of new tenants, which when combined with the existing tenant list, indicate that Canary Wharf is now clearly established as a business centre on a par with the City and West End. It is the combination of tenants, facilities and services which set these three districts apart and provide for London a critical commercial advantage as a world class centre.

Although market conditions have undoubtedly worsened over the last 12 months there is a greater focus from occupiers on cost, value for money and professional service in these more demanding and stringent economic times. We believe, that the high specification of our buildings coupled with savings provided by technological and spatial efficiency and highly competitive financial terms continue to make Canary Wharf a compelling location.

The growth of London and the focus by the Government and the Mayor on East London reinforces Canary Wharf's position as a focal point for growth.

We remain cautiously optimistic about the near term but highly optimistic about

the longer term future of Canary Wharf and this area. Accordingly, we look forward to consolidating the position of the company and exploiting the opportunities which will undoubtedly lie ahead.

OPERATING AND FINANCIAL REVIEW

Property portfolio

The activities of the group are focused on the Canary Wharf development (including Heron Quays and the adjacent sites at Canary Riverside and North Quay). The group has two principal business streams: property investment and property development. The investment arm comprises fifteen completed properties (out of the twenty constructed at Canary Wharf) totalling 6.0 million sq ft of net internal area ('NIA'). The properties included in this total are shown in the table below.

| Property Address | Approx.NIA (sq ft) | % Leased | External Valuation £m | Principal Tenants |
|---|---|---|---|---|
| 1 Westferry Circus | 219,000 | 100.0 | 108.0 | Chevron Texaco, CSFB |
| 7 Westferry Circus | 179,300 | 100.0 | 82.5 | EDS, EMEA, Edward S Jones |
| 15 Westferry Circus | 171,300 | 100.0 | 105.5 | Morgan Stanley |
| 17 Columbus Courtyard | 199,500 | 100.0 | 105.0 | CSFB |
| 10 Cabot Square | 636,600 | 100.0 | 260.0 | Barclays Capital, WPP Group |
| 20 Cabot Square | 558,400 | 100.0 | 250.0 | Morgan Stanley, Barclays Capital |
| One Canada Square | 1,246,600 | 98.3 | 710.0 | Daily Telegraph, KPMG, Mirror Grou Newspapers, |
| State Street Bank, Bear Stearns, | | | | |
| | | | | Bank of |
| New York | | | | |
| 25 Canada Square | 1,223,500 | 100.0 | 720.0 | Citigroup |
| 33 Canada Square | 562,700 | 100.0 | 320.0 | Citigroup |
| 25 North Colonnade | 363,200 | 100.0 | 185.0 | Financial Services Authority |
| 30 South Colonnade | 296,100 | 100.0 | 141.5 | London Underground |
| 50 Bank Street | 213,800 | 72.2 | 120.0 | The Northern Trust Company |
| Cabot Place Retail | 98,400 | 100.0 | 60.0 | Various retail tenants |
| Canada Place Retail | 66,800 | 100.0 | 47.5 | Various retail tenants |
| Nash Court | 8,900 | 100.0 | 3.8 | Smollensky's, Carluccio's |
| Car Parks | - | - | 60.0 | |
| Total | 6,044,100 | 98.7 | 3,278.8 | |

During the year ended 30 June 2002 the group completed the construction of five properties, four of which were retained as investment properties (25 Canada Square, 15 Westferry Circus, 50 Bank Street and Nash Court) and one of which was sold (8 Canada Square).

* 25 Canada Square is a 1.2 million sq ft office building which has been leased to Citigroup.

* 15 Westferry Circus is a 171,300 sq ft property which has been leased by Morgan Stanley.

* 50 Bank Street is a 213,800 sq ft building of which 151,400 sq ft has been leased to The Northern Trust Company.

* Nash Court is a 8,900 sq ft retail building which has been let to Smollensky's and Carluccio's.

* 8 Canada Square is a 1.1 million sq ft building which was, on completion in April 2002, sold to HSBC under the terms of an agreement entered into in October 1998.

Office lettings totalling 1.45 million sq ft were achieved at Canary Wharf during the year, of which the most significant were:

* In November 2001 the group exchanged contracts with Barclays PLC to lease a new 1 million sq ft building (parcel BP1), of which 650,000 sq ft is expected to be occupied initially.

* In December 2001 contracts were exchanged for 133,300 sq ft with Skadden, Arps, Slate, Meagher & Flom LLP in a 607,400 sq ft building (parcel HQ3)

which is scheduled for completion in mid -2003.

* In January 2002, the Northern Trust Company exercised an option over 18,000 sq ft in 50 Bank Street, bringing their total occupation to 151,400 sq ft.

* Also in January 2002, EMEA exercised an option over 15,700 sq ft in 7 Westferry Circus, bringing their total occupancy on the estate to approximately 100,000 sq ft.

* In April 2002, Clifford Chance exercised their option over 209,000 sq ft being the remainder of 10 Upper Bank Street.

* In June 2002 the group exchanged contracts with Allen & Overy to lease 78,200 sq ft in parcel HQ3.

On the retail front, Waitrose increased their space requirement by 20,000 sq ft to 100,000 sq ft in the Canada Place retail extension and over 95% of the space was committed or under offer in the new Jubilee Place Mall, which is scheduled to open in September 2003.

In November 2001 the group announced that it had reached agreement with British Waterways Board ('BWB') relating to the removal of a restrictive covenant affecting the remaining development sites within Canary Wharf. The agreement with BWB relates to 1.7 million sq ft of potential development with existing planning permission and, when added to the total space already built or under construction of 14.0 million sq ft, raises the total development of Canary Wharf to 15.7 million sq ft. In addition the development sites which were acquired during 2000 at North Quay and Riverside allow development of 2.1 million sq ft net based on existing planning permissions. Application will be made in due course to modify and increase the existing planning permissions applicable to these sites by up to a further 2 million sq ft. Construction of new buildings will commence as and when market conditions allow and subject to planning.

There were ten properties under construction at 30 June 2002 totalling 5.5 million sq ft net, of which 88.0% is subject to agreements for lease. Upon completion it is intended that all of these properties will be held as investments.

Properties under construction at 30 June 2002 comprised the following:

| Property Address | Approx. NIA (sq ft) | Expected Completion Date | Status |
|---|---|---|---|
| 5 Canada Square (DS1) | 516,600 | September 2002 | Agreed to be leased to CSFB |
| 1 Churchill Place (BP1) | 1,000,000 | July 2004 | Agreed to be leased to Barc |
| which 650,000 sq ft expected to be | | | |
| occupied immediately | | | |
| 20 Canada Square (DS4) | 529,000 | December 2002 | 310,000 sq ft agreed to be |
| McGraw-Hill Companies | | | |
| 20 Bank Street (HQ1) | 535,000 | May 2003 | Agreed to be leased to Morg |
| 25-30 Bank Street (HQ2) | 1,008,500 | August 2003 | Agreed to be leased to Lehm |
| 40 Bank Street (HQ3) | 607,400 | March 2003 | 133,300 sq ft agreed to be |
| Skadden, Arps, Slate, Meagher & Flom | | | |
| LLP; 78,200 sq ft agreed to be leased to | | | |
| Allen & Overy | | | |
| 10 Upper Bank Street (HQ5) | 1,000,000 | July 2003 | Agreed to be leased to Clif |
| LLP | | | |
| Canada Place Retail extension (DS8) | 201,000 | September 2002 | 100,000 sq ft pre - Home; 92,000 sq ft pre |
| Jubilee Place Retail Centre (RT3) | 89,500 | September 2003 | 86,625 sq ft pre -l hands |
| Churchill Place Retail Centre (RT4) | 40,000 | July 2004 | Unlet |
| | 5,527,000 | | |

As well as the properties under construction referred to above, the group is continuing substructure works on the remaining sites on Canary Wharf. In connection with this work, buildings DS3 (650,000 sq ft) and BP2 (200,000 sq ft) are being constructed up to street level.

As well as the rental income generated from the fifteen completed properties, of which 98.7% of NIA has been leased, the group generates income from managing the entire Canary Wharf estate which, in addition to the completed properties in the ownership of the group, includes five properties totalling 2.5 million sq ft which are in other ownerships.

The properties of the group are under lease to high quality tenants which provide a diversified income stream. At 30 June 2002 the weighted average unexpired lease term for the office portfolio was 23.6 years (or 20.9 years after taking account tenant of break options). Only 18% of the square footage under lease will expire or be capable of being terminated by tenants during the next ten years. As a result of the expiry of rent free periods, stepped rents, rent reviews and the completion of new buildings, the group's aggregate rental income is expected to increase significantly over the next three years.

Valuations

The net assets of the group, as stated in its consolidated balance sheet as at 30 June 2002, were £1,860.3 million. In arriving at this total:

(i) properties held as investments were carried at £3,268.1 million, which represents the Open Market Value of those properties of £3,278.8 million at that date as determined by the group's external valuers, FPDSavills or CB Hillier Parker, adjusted by £10.7 million for tenant incentives as required by Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) ('UITF 28'); and

(ii) properties under construction and properties held for development, shown as fixed assets, were carried at £936.6million and £178.7million respectively, representing their cost to the group.

The valuation of the investment portfolio includes those properties which were completed during the year. For those properties held throughout the year the valuation increased from £2,300.5 million at 30 June 2001 to £2,329.5 million at 30 June 2002, an increase of £28.1 million net of additions, or 1.2%. Properties completed during the period were also revalued resulting in a revaluation surplus over their cost of £430.3 million.

As well as valuing the investment properties, FPDSavills or CB Hillier Parker have valued all properties under construction, comprising those properties set out in the table above.
The Open Market Value of properties under construction at 30 June 2002 was £1,915.1 million in comparison with a carrying value for accounts purposes of £936.6 million. In valuing the properties under construction, the valuers have allowed for estimated costs to complete, including fit -out. In addition they have allowed for letting, disposal and marketing costs and financing costs.

As regards properties held for development, the valuers have provided joint opinions as at 30 June 2002 that the Open Market Value was £390.8 million in comparison with a carrying value for accounts purposes of £178.7 million. In valuing the properties held for development, the valuers have allowed for estimated costs to complete, including an allowance for fit -out. In addition they have allowed for letting, disposal and marketing costs and financing costs.

At the same time as providing their opinion of the Open Market Value of properties under construction or held for development, the valuers were also instructed to give their opinion of the present value of the Net Realisable Value of such properties. Net Realisable Value is defined in SSAP 9 (Stocks and Long-term Contracts) as 'the actual or estimated selling price (net of trade but before settlement discounts) less: (a) all further costs to completion; and (b) all costs to be incurred in marketing, selling and distributing.' This same definition of Net Realisable Value is reproduced in Practice Statement 21 of the RICS Manual 'Valuations of Trading Stock and Work in Progress, including Land and Buildings'. The Net Realisable Value of the group's properties under construction and properties held for development comprises an assessment of the total value to the group, arising from owning and developing those properties, being the aggregate of:

(a) the Open Market Value of the land;

(b) developer's profit;

(c) the effect on value of Enterprise Zone Allowances ('EZAs'); and

(d) finance holding costs on the site value (and other minor items) arising from the fact that the land is already in the ownership of the group.

Thus, Net Realisable Value allows consideration to be given to the enhancement in value to the group arising from (b), (c) and (d) which do not form part of Open Market Value in the properties' existing state.

The approach adopted by the valuers in arriving at the present value of the Net Realisable Value at 30 June 2002 is consistent with that adopted for the previous year end. In summary this involves the following six steps:

| | |
|---|---|
| Step One | - Consider a phased development programme for the remaining sites on the Estate, taking into account the amount of space to be developed and the rate of take -up. |
| Step Two | - Estimate the completed development value, with growth, of the buildings, but excluding EZAs. |
| Step Three | - Estimate the value enhancement resulting from EZAs. |
| Step Four | - Estimate the cost of development, with inflation. |
| Step Five | - Calculate the Net Realisable Value on completion of development by deducting the cost of the development, with inflation, from the total value with growth of the completed buildings. |
| Step Six | - Discount the Net Realisable Value at completion back to the date of assessment in recognition of the time cost of money, in order to arrive at the present value of the Net Realisable Value. At 30 June 2002 the valuers adopted a discount rate of 7.76%, which represents a notional cost of borrowing equal to 2% above the 10 year gilt rate. This compares with a rate adopted at the previous year end of 7.25%. |

On the basis outlined above the valuers' opinion of the present value of the Net Realisable Value of the properties under construction at 30 June 2002 was £2,586.6 million. Their joint opinion of the present value of the Net Realisable Value of properties held for development at that date was £903.8 million.

The carrying value of the group's properties for accounts purposes in comparison with the supplementary valuations provided by the external valuers is summarised in the table below:

| | 30 June 2002 | | | Restated 30 June 2001 | | |
|---|---|---|---|---|---|---|
| | Carrying Value | Open Market Value in Existing State | Present Value of Net Realisable Value | Carrying Value | Open Market Value in Existing State | R |
| | £m | £m | £m | £m | | |
| Investment properties | 3,268.1 | 3,268.1 | 3,268.1 (Note) | 2,300.5 | 2,300.5 | |
| Properties under construction | 936.6 | 1,915.1 | 2,586.6 | 994.3 | 2,142.5 | |
| Properties held for development | 178.7 | 390.8 | 903.8 | 124.8 | 438.0 | |
| Total | 4,383.4 | 5,574.0 | 6,758.5 | 3,419.6 | 4,881.0 | |

Note: Investment properties are stated at Open Market Value.

Operating results

In the following review of operating results, references to 2002 and 2001 should be read as references to the years ended 30 June 2002 and 30 June 2001 respectively.

The results for 2002 reflect the implementation of Financial Reporting Standard 19 (Deferred Tax) (FRS 19) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) (UITF 28) and the comparatives for 2001 have been restated accordingly.

The group's turnover is generated primarily by the rents and service charges earned from its property interests at Canary Wharf. Turnover increased from £159.2 million in 2001 to £206.8 million in 2002, an increase of £47.6 million or 29.9% of which £15.5 million was attributable to the adoption of UITF 28 (Note 1). Rental income increased from £121.7 million to £164.6 million, an increase of £42.9 million or 35.3%, due primarily to rent reviews and the commencement of rent on recently completed properties. Service charge income increased from £28.4 million to £32.8 million, an increase of £4.4 million or 15.5%, due primarily to the increased level of occupancy on the estate. Miscellaneous income, comprising ground rents, insurance recoveries and tenant service income increased from £9.1 million to £9.4 million, reflecting the increased provision of tenant services (outside of the standard service charge) as occupancy on the estate increases.

Rents payable and property management costs increased from £32.8 million to £39.2 million, an increase of £6.4 million or 19.5%, due primarily to the increase in occupancy on the estate. After allowing for service charge and other recoveries included within turnover, there was a full service charge recovery for 2002.

Gross profits increased from £126.4 million in 2001 to £167.6 million in 2002, an increase of £41.2 million or 32.6% over the previous year, attributable to the increase in rental income.

During 2001, the lease of a vacant leasehold property was assigned to a third party. As a result of this assignment, the surplus provision relating to vacant leaseholds of £2.6 million was released to the profit and loss account and shown within cost of sales.

Administrative expenses for 2002 were £38.1 million in comparison with £36.6 million for the previous year. During 2002 costs of £2.4 million were also incurred in association with the group's restructuring which have been treated as an exceptional item (Note1).

The directors estimate that administrative expenses of £23.2 million (or approximately 61% of the total for 2002) were attributable to the group's corporate and property investment activities. For the previous year administrative expenses attributable to these activities were estimated at £16.4 million, or 44.8% of the total.

The remainder of the administrative expenses are attributable to unallocated overheads associated with the group's development programme which are expensed to the profit and loss account (as opposed to costs directly attributable to and capitalised as part of the cost of construction of particular buildings). For 2002 such unallocated development overheads totalled £14.9 million representing approximately 39% of administrative expenses. For the previous year development overheads totalled £20.2 million or 55.2% of the total. The reduction in development overheads over the previous year is largely attributable to letting costs. The current year included letting costs of £5.3 million whereas for the previous year such costs totalled £10.9 million. This was partially offset by an increase in development overheads associated with the increased pace of development on the estate. The directors consider that these development overheads will in due course reduce to an insignificant level upon completion of the development programme.

For 2002 operating profit was £299.7 million, in comparison with a profit of £91.7 million for 2001. Included within the total for 2002 was a net profit of £169.5 million on the disposal of 8 Canada Square which was sold under the terms of an agreement with HSBC entered into in October 1998. Before this exceptional item the operating profit for the year of £130.2 million compares with £91.7 million for the previous year, an increase of £38.5 million or 42.0%. The improvement in underlying profit earned by the group is primarily attributable to the increase in turnover.

Net interest payable increased from £48.8 million in 2001 to £107.6 million in 2002. The increase in net interest payable is partly attributable to the fact that the previous year included a net gain to the group of £4.5 million derived from the unwind of interest rate swaps relating to certain deposits that were released from security in the year (Note 5). In addition, net interest payable for the year to June 2002 included costs of £4.1 million attributable to the restructuring of certain of the group's finance leases (Note 6). After allowing for these items the increase in net interest payable was attributable to the securitisations completed in June 2001 and February 2002. The long -term financing of the seven properties in the securitisations enabled the return of capital programme to be accelerated whilst also providing funding for the completion of these properties.

The profit on ordinary activities after interest for the year was £203.1 million, in comparison with £42.5 million for 2001, an increase of £160.6 million, because of the inclusion in the current year of the net profit on the sale of 8 Canada Square of £169.5 million and deferred consideration on disposal of subsidiary undertakings of £13.4 million, partially offset by costs associated with the group's restructuring. Before these exceptional items the profit on ordinary activities for the year of £22.6 million compares with £42.5 million for the previous year, a decrease of £19.9 million as a result of higher interest payable.

The profit on ordinary activities for the six months to 30 June 2002 was £176.9 million including the exceptional profit of £169.5 million on disposal of 8 Canada Square. This compares with £26.2 million for the six months to 31 December 2001 which included the net cost of restructuring certain finance leases of £4.1 million, £13.4 million of deferred consideration on disposal of subsidiary undertakings and the £2.4 million cost of the group restructuring referred to above. Operating profit increased in the second half of the year from £54.5 million to £75.7 million, excluding the exceptional profit on disposal, but this was offset by a higher net interest charge.

For 2002 (and 2001 as restated) taxation was entirely attributable to deferred tax following the adoption of FRS19. This accounting standard has no effect on cashflow. Moreover, the directors believe it does not reflect the actual tax which may become payable in the future.

The profit on ordinary activities after tax for 2002 was £193.0 million in comparison with £43.6 million (restated) for the previous year, an increase of £149.4 million, largely attributable to the exceptional items referred to above.

Balance sheet

On the basis of the group's statutory balance sheet, which does not reflect any revaluation of properties under construction or held for development, net asset value increased by £263.9 million from £1,596.4 million at 30 June 2001 (as restated) to £1,860.3 million at 30 June 2002. The increase in net asset value was attributable to a revaluation surplus of £458.4 million together with the profit for the year of £193.0 million, partially offset by share buy -backs in the year totalling £392.4 million.

Net asset value per share at 30 June 2002 was £3.06 in comparison with £2.33 at 30 June 2001. Allowing for the revaluation of properties under construction or held for development on the basis of the present value of Net Realisable Value summarised above, net asset value per share at 30 June 2002 was as set out in the table below.

| Restated | At 30 June 2002 | At 30 June 2001 |
|---|---|---|
| | £m | |
| Net assets per statutory balance sheet | 1,860.3 | 1,596.4 |
| Revaluation of properties under construction to NRV | 1,650.0 | 2,080.2 |
| Revaluation of properties held for development to NRV | 725.1 | 1,065.2 |
| | 4,235.4 | 4,741.8 |
| Add: Discounted deferred tax provision | 51.6 | 41.5 |
| Adjusted net assets | 4,287.0 | 4,783.3 |
| Adjusted net assets per share | £7.05 | |

Fully diluted adjusted net assets per share £6.83

In arriving at adjusted net asset value per share, the provision recognised in accordance with FRS19 (Deferred Tax) has been added back. FRS 19 requires, inter alia, provision for deferred tax on capital allowances claimed notwithstanding that no tax would become payable unless the related properties were disposed of. In contrast no provision is required for the tax which would become payable if the group were to dispose of its properties at their revalued amount. This inconsistency in the standard has therefore been reversed in calculating the adjusted net asset value per share.

Borrowings

In February 2002 a further tap issue on the June 2000 (second) securitisation was completed, involving the issue of £1,257 million of AAA and AA rated notes at a premium of £83.1 million. The proceeds were used to repay £280.7 million drawn down under the group's £1 billion construction loan facility at that time and in addition £348.8 million was set aside in certain reserves required to fund the completion of the four additional properties included in the tap issue. The remainder of the proceeds was retained for general corporate purposes. The combined pool of notes for the second securitisation is now £2,607.0 million, of which £2,517.0 million (97%) is rated AAA or AA. The balance of £90 million, rated A or BBB, has been repurchased by the group but will be available for resale following completion of the buildings on Heron Quays in mid 2003.

At 30 June 2002 £22.7 million had been drawn down under the group's £1 billion construction loan facility. In addition, £34.2 million had been drawn down under a separate £125 million loan facility. The remainder of these facilities are available to fund future construction.

An analysis of net debt is given below. The increase in gross borrowings from £2,650.1 million to £3,950.0 million reflects the tap issue of the second securitisation. The increase in gross borrowings was accompanied by a reduction in cash and term deposits to £1,327.2 million from £1,458.4 million primarily as a result of development costs totalling £1,033.2 million and share buy-backs of £392.4 million. At 30 June 2002 the group's weighted average cost of debt was 6.3% (2001 - 6.7 %).

The group expects initially to fund its future construction activities either from existing resources or from its construction facilities.

At 30 June 2002 net debt (after allowing for cash in hand and cash collateral) stood at £2,622.8 million, up from £1,191.7 million at the previous year end, comprising:

| | At 30 June 2002 | At 30 June 2001 |
|---|---|---|
| | £m | |
| Securitised debt | 3,317.9 | 1,973.3 |
| Loans | 55.1 | |
| Finance lease obligations | 577.0 | 676.8 |
| Total borrowings | 3,950.0 | 2,650.1 |
| Less: cash collateral for borrowings | (899.8) | (707.2) |
| Less: other cash collateral excluding prepayments (see below) | (5.9) | (2.3) |
| | 3,044.3 | 1,940.6 |
| Less: cash deposits | (421.5) | (703.0) |
| Net debt excluding prepayments | 2,622.8 | 1,237.6 |
| Cash deposits arising from prepayments in respect of buildings contracted to be sold | - | ( |
| Net debt | 2,622.8 | 1,191.7 |

Cashflow

Net cashflow from operating activities increased from £71.1 million in 2001 to £81.2 million in 2002, an increase of £10.1 million, driven primarily by the increase in rental income, offset by movements in working capital. Capital expenditure increased from £611.5 million in 2001 to £987.2 million in 2002. Expenditure in 2002 included development expenditure of £957.2 million and land purchases of £28.0 million, whilst expenditure in 2001 included development expenditure of £511.1 million and land purchases of £92.1 million.

Financing cashflows reduced from £1,018.7 million in 2001 to £902.5 million in 2002, a reduction of £116.2 million. In 2002, financing cash flows reflected the second tap of the group's second securitisation. This was partially offset by repayments under the group's construction loan facilities and £392.4 million of share buy-backs. For 2001, financing cash flows reflected tap issues on two securitisations. This increase in borrowings has also impacted the net cash expended on debt service which rose from £70.6 million in 2001 to £173.6 million in 2002.

Segmental reporting

The financial statements now incorporate disclosure concerning the results and net assets of two segments. The properties in each segment comprise:

Canary I - Those properties in the group's ownership within the original Canary Wharf estate identified at the time of the group's flotation, including the benefit of the agreement with BWB concerning the removal of the density cap. The status of these properties at 30 June 2002 was as follows:

| | Net Internal Area million sq ft | % |
|---|---|---|
| Completed and let | 6.0 | 46 |
| Under construction and pre-let | 4.8 | 36 |
| Under construction and available to let | 0.7 | 5 |
| Uncommitted development sites | 1.7 | 13 |
| Total owned by group | 13.2 | 100 |
| Owned by third parties | 2.5 | |
| Canary Wharf estate following removal of density cap | 15.7 | |

Canary II - Those properties outside of the original estate which, at 30 June 2002, and subject to obtaining planning consent to increase the approved density, comprised:

| | Net Internal Area million sq ft |
|---|---|
| Uncommitted (based on existing planning permission): | |
| North Quay | 1.4 |
| Riverside South | 0.7 |
| | 2.1 |
| Applications for increased planning density | 2.0 |
| Potential future development (assuming successful application to increase planning density) | 4.1 |

Taking the valuations set out earlier in this section, the net asset value attributable to each segment at 30 June 2002 was as follows:

| Canary I | Canary II |
|---|---|

| | Book Value £m | OMV £m | NRV £m | Book Value £m | OMV |
|---|---|---|---|---|---|
| Investment properties | 3,268.1 | 3,268.1 | 3,268.1 | - | |
| Properties under construction | 936.6 | 1,915.1 | 2,586.6 | - | |
| Properties held for development | 47.7 | 187.0 | 435.0 | 131.0 | 203.8 |
| | 4,252.4 | 5,370.2 | 6,289.7 | 131.0 | 203.8 |
| Other net assets/(liabilities) prior to funding | 108.7 | 108.7 | 108.7 | (9.0) | (9.0) |
| Net assets prior to funding | 4,361.1 | 5,478.9 | 6,398.4 | 122.0 | 194.8 |
| Net debt (external) | (2,622.8) | (2,622.8) | (2,622.8) | - | |
| Intragroup funding | 122.0 | 122.0 | 122.0 | (122.0) | (122.0) |
| Net assets | 1,860.3 | 2,978.1 | 3,897.6 | - | |

The segmental analysis of the group's profit and loss account and balance sheet prior to revaluation of properties under construction and held for development for 2002 is set out in Note 3.

For 2002, Canary I recorded a profit before tax of £207.7 million, including exceptional items totalling £180.5 million.

Canary II recorded a loss before tax of £4.6 million for 2002, attributable entirely to administrative expenses associated with working up proposals for its development sites. The directors estimate that of the total development overheads of £14.9 million for 2002, £10.3 million was attributable to Canary I and the remaining £4.6 million was attributable to Canary II. The directors consider that development overheads attributable to Canary I will in due course reduce to an insignificant level upon completion of the development programme.

Throughout 2002 Canary II was funded by way of an interest free inter -company loan.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 30 JUNE 2002

*Restated

| | Notes | Year ended 30 June 2002 £m | Year end 30 Ju 20 |
|---|---|---|---|
| Turnover - rents and service charges | | 206.8 | 159 |
| Cost of sales - rents and property management costs | | (39.2) | (32 |
| GROSS PROFIT | | 167.6 | 126 |
| Administrative expenses | | (38.1) | (36 |
| Other operating income | | | |
| - before exceptional item | | 0.7 | 1 |
| - exceptional item: net profit on sale of completed property | 10 | 169.5 | |
| OPERATING PROFIT | 4 | 299.7 | 91 |
| Exceptional items: | | | |
| - deferred consideration on disposal of subsidiary undertaking | 12 | 13.4 | |
| - costs of group restructuring | 1 | (2.4) | |
| Share of operating loss in associates | | - | |
| Interest receivable - group | 5 | 48.8 | 50 |
| Interest payable - group | 6 | (156.4) | (99 |
| PROFIT FOR THE FINANCIAL YEAR BEFORE TAXATION | | 203.1 | 42 |
| Taxation | 7 | (10.1) | 1 |
| PROFIT FOR THE FINANCIAL YEAR AFTER TAXATION | 19 | 193.0 | 43 |
| TRANSFERRED TO RESERVES | 19 | 193.0 | 43 |

| | | | |
|---|---|---|---|
| | | ========== | ======== |
| Basic earnings per share | 9 | 30.0p | 6. |
| Diluted earnings per share | 9 | 29.7p | 6. |
| Before exceptional items: | | | |
| Basic earnings per share | 9 | 1.9p | 6. |
| Diluted earnings per share | 9 | 1.9p | 6. |

The above results relate to the continuing activities of the group and its share of associates attributable to the group to the date of disposal.

*Restated as set out in Note 1

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 30 JUNE 2002

*Restated

| | Notes | Year ended 30 June 2002 | Year end 30 Ju 20 |
|---|---|---|---|
| | | £m | |
| Profit/(loss) for the financial year of the group and its share of associates | | | |
| - group | | 193.0 | 44 |
| - share of associates | | - | |
| Unrealised surplus on revaluation of investment properties | | | |
| - group | 10 | 458.4 | 84 |
| | | ---------- | |
| TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE YEAR | | 651.4 | 128 |
| Prior year adjustments (as explained in Note 1) | | (41.5) | |
| | | ---------- | |
| TOTAL RECOGNISED GAINS AND LOSSES SINCE LAST ANNUAL REPORT | | 609.9 | 128 |
| | | ========== | ======== |

* Restated as set out in Note 1.

CONSOLIDATED BALANCE SHEET AT 30 JUNE 2002

*Restated

| | Notes | 30 June 2002 | 30 Ju 20 |
|---|---|---|---|
| | | £m | |
| FIXED ASSETS | | | |
| Investment properties | 10 | 3,268.1 | 2,300 |
| Properties under construction | 10 | 936.6 | 744 |
| Properties held for development | 10 | 178.7 | 124 |
| Other tangible fixed assets | 11 | 8.1 | 9 |
| Investments | 12 | 24.0 | 15 |
| | | ---------- | |
| | | 4,415.5 | 3,19 |
| | | ---------- | |
| CURRENT ASSETS | | | |
| Properties under construction and properties held for development | 10 | - | |
| Debtors: due in more than one year | 13 | 26.2 | 10 |
| Debtors: due within one year | 13 | 355.2 | 86 |
| Cash at bank and in hand | 14 | 1,327.2 | 1,458 |
| | | ---------- | |
| | | 1,708.6 | 1,80 |
| CREDITORS: Amounts falling due within one year | 15 | (341.7) | (742 |
| | | ---------- | |
| NET CURRENT ASSETS | | 1,366.9 | 1,063 |
| | | ---------- | |
| TOTAL ASSETS LESS CURRENT LIABILITIES | | 5,782.4 | 4,258 |
| CREDITORS: Amounts falling due after more than one year | 16 | (3,870.5) | (2,620 |

| | Notes | | |
|---|---|---|---|
| Provisions for liabilities and charges | 17 | (51.6) | (41 |
| NET ASSETS | | 1,860.3 | 1,596 |
| CAPITAL AND RESERVES | | | |
| Called up share capital | 18 | 6.1 | 6 |
| Reserves: | | | |
| - Share premium | 19 | 2.6 | |
| - Revaluation reserve | 19 | 1,513.9 | 1,055 |
| - Capital redemption reserve | 19 | 0.4 | 0 |
| - Special reserve | 19 | 637.6 | 636 |
| - Profit and loss account | 19 | (300.3) | (102 |
| SHAREHOLDERS' FUNDS - EQUITY | 20 | 1,860.3 | 1,596 |

* Restated as set out in Note 1.

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2002

| | Notes | Year ended 30 June 2002 £m | Year end 30 Ju 20 |
|---|---|---|---|
| NET CASH INFLOW FROM OPERATING ACTIVITIES | 22 | 81.2 | 71 |
| Returns on investments and servicing of finance | 23 | (173.6) | (70 |
| Capital expenditure and financial investment | 23 | (941.3) | (579 |
| Acquisitions | 23 | - | |
| | | (1,114.9) | (65 |
| Cash outflow before management of liquid resources and financing | | (1,033.7) | (580 |
| Management of liquid resources | 23 | (150.3) | 28 |
| Financing | 23 | 902.5 | 1,018 |
| (DECREASE)/INCREASE IN CASH IN THE YEAR | 24 | (281.5) | 466 |

The above cash flows relate to the continuing activities of the group.

Notes 22 to 24 form an integral part of this consolidated cash flow statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

1 BASIS OF PREPARATION

The financial information is prepared on the basis of the accounting policies set out in the group's statutory accounts for the year ended 30 June 2001, all of which have been applied consistently throughout this and the preceding year save for the adoption of Financial Reporting Standard 19 (Deferred Tax) (FRS 19) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) (UITF 28) which now have effect. The comparatives for the year ended 30 June 2001 have been restated to comply with FRS 19 and UITF 28.

The financial information is abridged and does not constitute the group's full financial statements for the year ended 30 June 2001 or 30 June 2002. Full financial statements for the year ended 30 June 2001 (which received an unqualified audit report) have been filed with the Registrar of Companies.

(1) Basis of consolidation

On 4 December 2001 a restructuring of the group was completed and a new ultimate holding company was introduced by way of a scheme of arrangement

in accordance with Section 425 of the Companies Act 1985. The new holding company was incorporated on 30 March 2001 as a public company, Dolphincove plc. On 15 October 2001 it changed its name to New Canary Wharf plc. In order to maintain continuity following implementation of the scheme, New Canary Wharf plc changed its name to Canary Wharf Group plc on 4 December 2001, whilst the previous company of that name has been re -incorporated as a private limited company and changed its name to Canary Wharf Estate Limited.

The financial statements include consolidated accounts for New Canary Wharf plc and its subsidiaries at 30 June 2002. The combination of New Canary Wharf plc with Canary Wharf Group plc has been accounted for using merger accounting in accordance with the group reconstruction provisions of Financial Reporting Standard 6 (Acquisitions and Mergers). Consequently, although the combination did not become effective until 4 December 2001, the financial statements of the combined group are presented as if the merged businesses had always been part of the same group. Accordingly, the results of the group for the entire year ended 30 June 2002 are shown in the consolidated profit and loss account and the comparative figures for the year ended 30 June 2001 are also prepared on this basis.

The directors have adopted the basis of preparation set out above because they consider that it is necessary in order to give a true and fair view of the results of the group for the period to 30 June 2001 consistent with the financial period adopted by the group previously. The effect of not doing so would have been to present only the results for the period since the combination became effective on 4 December 2001.

Group restructuring expenses have been treated as an exceptional item in accordance with Financial Reporting Standard 3 (Reporting Financial Performance). This transaction did not give rise to deferred tax in the period.

(2) Lease incentives

Lease incentives include rent -free periods and other incentives given to lessees on entering into lease agreements. The group's policy for accounting for lease incentives has changed to comply with UITF 28. Previously rental income was recognised only on expiry of rent -free periods and other lease incentives were capitalised as part of the cost of the property. Under UITF 28 the aggregate cost of lease incentives is recognised as an adjustment to rental income, allocated evenly over the lease term or the term to the first open market rent review if earlier. The cost of other lease incentives is included within prepayments and spread on a straight line basis over a similar period. Accordingly the external valuation of investment properties is reduced for these incentives.

The new accounting policy applies to all lease incentives relating to leases commencing subsequent to 1 July 2000. The effects of the change in policy are summarised below:

| | Year ended 30 June 2002 | Year ende 30 Jun 200 |
|---|---|---|
| | £m | |
| Profit and loss: | | |
| Increase in rental income | 15.5 | |
| Balance sheet: | | |
| Decrease in investment properties | (10.7) | |
| Decrease in properties under construction | - | |
| Increase in prepayments and accrued income | 26.2 | 10. |

(3) Deferred taxation

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition in the corporation tax return. The group's policy for accounting for deferred tax has also been changed to comply with FRS 19. Previously the group's policy was to provide for deferred tax only to the extent that liabilities or assets were expected to crystallise in the foreseeable future.

Under FRS 19 deferred tax is recognised in respect of all timing

differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements.

Deferred tax is measured on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse or, where the timing differences are not expected to reverse, a period not exceeding 50 years. Discount rates of 3.2% to 3.5% have been adopted reflecting the post-tax yield to maturity that can be obtained on government bonds with similar maturity dates and currencies to those of the deferred tax assets or liabilities.

The effects of the change in policy are summarised below:

| | Year ended 30 June 2002 £m | Year ended 30 June 2001 |
|---|---|---|
| Profit and loss account: | | |
| Increase in deferred tax (charge)/credit | (10.1) | 1.1 |
| Balance sheet: | | |
| Deferred tax liability | (51.6) | (41.5) |

2 RESTATEMENT

The effects of adopting UITF 28 and FRS 19 for the current and prior years are as follows:

| | Turnover £m | Taxation £m | Profit after taxation £m | Earnings per share Basic p | Earnings per share Diluted p | Shareho |
|---|---|---|---|---|---|---|
| Year ended 30 June 2001 | | | | | | |
| As previously reported | 159.2 | - | 42.5 | 6.2 | 6.1 | 1 |
| Effect of adopting UITF 28 | - | - | - | - | - | |
| Effect of adopting FRS 19 | - | 1.1 | 1.1 | 0.1 | 0.1 | |
| As restated | 159.2 | 1.1 | 43.6 | 6.3 | 6.2 | 1, |
| Year ended 30 June 2002 | | | | | | |
| Results without adopting UITF 28 and FRS 19 | 191.3 | - | 187.6 | 29.2 | 28.9 | 1 |
| Effect of adopting UITF 28 | 15.5 | - | 15.5 | 2.4 | 2.4 | |
| Effect of adopting FRS 19 | - | (10.1) | (10.1) | (1.6) | (1.6) | |
| As reported | 206.8 | (10.1) | 193.0 | 30.0 | 29.7 | 1, |

3 SEGMENTAL REPORTING

The Operating and Financial Review includes a discussion of segmental information, including a summary of the properties in each segment. For the purposes of the segmental information which follows, properties are stated on the basis adopted for statutory reporting purposes, which does not reflect any revaluation of properties under construction or held for development.

Balance sheet

At 30 June 2002

| Total | Canary I £m | Canary II |
|---|---|---|
| Properties | 4,252.4 | 131.0 |
| Other net assets/(liabilities) excluding net debt and intragroup funding | 108.7 | (9.0) |
| Net assets prior to funding | 4,361.1 | 122.0 |
| Net debt (external) | (2,622.8) | |
| Intragroup funding | 122.0 | (122.0) |
| Net assets | 1,860.3 | |

Profit and loss account

The group's turnover for the year ended 30 June 2002 was attributable entirely to Canary I.

Administrative expenses for that period were £38.1 million of which £33.5 million was attributable to Canary I and £4.6 million to Canary II.

Canary I recorded a profit before tax of £207.7 million including exceptional items for the year ended 30 June 2002, whilst Canary II recorded a loss before tax of £4.6 million, attributable entirely to administrative expenses.

4 OPERATING PROFIT

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £000 | £ |
| The operating profit is stated after charging: | | |
| -Depreciation (Note 11) | 990 | 334 |
| -Directors' emoluments | 2,482 | 1,886 |
| -Operating lease rentals: | | |
| Land and buildings | 16,714 | 5,271 |
| -Remuneration of the auditors: | | |
| Audit fees | 303 | 278 |
| Fees for other services | 404 | 316 |

Fees include £70,000 (2001 - £278,000) and £290,000 (2001 - £316,000), in respect of audit and other fees respectively, paid to the previous auditors, Arthur Andersen.

For the year ended 30 June 2002, fees of £64,000 (year ended 30 June 2001 - £116,000) were also paid to the previous auditors, Arthur Andersen, in connection with the group's securitisations. These fees are deferred and amortised over the life of the debt in accordance with FRS 4 (Capital Instruments). Further fees were also paid to Arthur Andersen of £409,000 relating to the group's corporate restructuring (Note 1).

For the year ended 30 June 2002, depreciation of £2,431,000 (year ended 30 June 2001 - £2,222,000) relating to fixtures and fittings in offices occupied by the group's construction personnel has been treated as a development expense and capitalised within the cost of properties under construction.

The operating lease rental costs are fully recovered through a sub -letting contract.

5 INTEREST RECEIVABLE

Year ended Year ended

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Bank interest receivable | 48.8 | 50.7 |

During the year ended 30 June 2001, security over cash deposits totalling £94.3 million held by the group's finance lessors was released and at the same time interest rate swaps relating to these deposits were unwound resulting in a net gain to the group of £4.5 million. This amount is included within interest receivable.

6 INTEREST PAYABLE

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Notes and debentures | 173.1 | 71.7 |
| Bank loans and overdrafts | 18.2 | 9.3 |
| Finance lease charges | 41.1 | 46.0 |
| | 232.4 | 127.0 |
| Less: | | |
| Interest at 6.1% (year ended 30 June 2001 - 6.5%) on development financings transferred to development properties | (76.0) | (27.5) |
| | 156.4 | 99.5 |

Interest payable of £76.0 million (year ended 30 June 2001 - £27.5 million) has been transferred to development properties (Note 10). The amount transferred in respect of the year ended 30 June 2002 includes £33.0 million (year ended 30 June 2001 - £8.1 million) attributable to funds borrowed and expenses incurred specifically for the purpose of financing the construction of development properties. In addition, the amount transferred includes £43.0 million (year ended 30 June 2001 - £19.4 million) attributable to the cost of funds forming part of the group's general borrowings which were utilised in financing construction.

For the year ended 30 June 2002, finance lease charges of £41.1 million include £4.1 million relating to the acquisition of Indural Holdings Limited ('Indural') (see Note 16 (8)).

7 TAXATION

| Restated | Year ended 30 June 2002 | Ye |
|---|---|---|
| | £m | |
| Current tax: | | |
| UK corporation tax (see below) | - | |
| Deferred tax: | | |
| Origination and reversal of timing differences | (6.3) | |
| Net effect of discount | (3.8) | |
| Total deferred tax (Note 17) | (10.1) | |
| Total tax on profit on ordinary activities | (10.1) | |
| Tax reconciliation: | | |
| Profit on ordinary activities before tax | 203.1 | |
| Less: share of associates' loss before tax | - | |

| | |
|---|---|
| Group profit on ordinary activities before tax | 203.1 |
| Tax on profit on ordinary activities at UK corporation tax rate of 30% | 60.9 |
| Effects of: | |
| Tax losses and other timing differences | (77.5) |
| Chargeable gains | 16.2 |
| Expenses not deductible for tax purposes | 0.4 |
| Current tax charge for the year | - |

No provision for corporation tax has been made in the consolidated results of the group for the year to 30 June 2002 or the previous year due to the availability of tax losses brought forward from previous periods and other tax reliefs available to offset the profit for the period. It is anticipated that these tax losses brought forward and other tax reliefs will impact on future tax charges.

8 EMPLOYEE INFORMATION

Staff costs for all employees of the group, including directors:

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Wages and salaries | 51.7 | 38.0 |
| Social security costs | 4.9 | 3.9 |
| Other pension costs (Note 21) | 2.8 | 2.1 |
| | 59.4 | 44.0 |

The average monthly number of employees, including directors, of the group during the year to 30 June 2002 was 1,177 (year ended 30 June 2001 - 972).

The average monthly number of employees, including directors, was made up as follows:

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Construction | 567 | 423 |
| Property management | 449 | 411 |
| Administration | 161 | 138 |
| | 1,177 | 972 |

9 EARNINGS PER SHARE

Basic earnings per share is calculated by reference to the profit attributable to ordinary shareholders of £193.0 million (June 2001 (restated) - £43.6 million) and on the weighted average of 642.9 million shares in issue (June 2001 - 688.0 million).

The calculation of diluted earnings per share for the year ended 30 June 2002 is based on profit attributable to ordinary shareholders of £193.0 million (year ended 30 June 2001 (restated) - £43.6 million) and the diluted weighted average of 649.8 million shares (2001 - 700.4 million). The difference between the basic weighted average number of shares and the diluted weighted average comprises the following:

Shares
million

| | |
|---|---|
| Warrants | 3.9 |
| Share options | 2.8 |
| Long Term Incentive Plan | 0.2 |
| Total | 6.9 |

The calculation of the number of shares which are dilutive is based on the number of each instrument outstanding (Note 18) as adjusted for the difference between the exercise price and the weighted average share price for the relevant year.

The basic earnings per share before exceptional items and diluted earnings per share before exceptional items for the year ended 30 June 2002 have been calculated on the profit for that year of £12.5 million, excluding exceptional items totalling £180.5 million.

10. INVESTMENT PROPERTIES AND PROPERTIES UNDER CONSTRUCTION AND HELD FOR DEVELOPMENT

Freehold properties held as tangible fixed assets:

| | Investment Properties | Properties under construction |
|---|---|---|
| | £m | £m |
| As at 1 July 2001 | 2,300.5 | 755.4 |
| Adjustment for UITF 28 (Note 1) | - | (10.7) |
| Restated as at 1 July 2001 | 2,300.5 | 744.7 |
| Additions including interest | 0.9 | 694.8 |
| Transfer of completed properties | 508.3 | (508.3) |
| Transfer to properties under construction | - | 5.4 |
| Revaluation | 458.4 | - |
| As at 30 June 2002 | 3,268.1 | 936.6 |
| Adjustment for UITF 28 (Note 1) | 10.7 | - |
| Open market value | 3,278.8 | 936.6 |
| Of which, subject to lease and finance leaseback arrangements | 1,046.7 | |
| Historical cost | 1,522.6 | 936.6 |

Freehold properties held as current assets:

| | £m |
|---|---|
| As at 1 July 2001 | |
| Additions | |
| Disposal of completed property | |
| As at 30 June 2002 | |

Properties under construction or held for development where the group has entered into an agreement for the sale of the property, subject to the satisfaction of certain conditions and, where relevant, completion of construction, are categorised as current assets being held for sale.

During the year ended 30 June 2002 the group completed construction of four buildings at Canary Wharf that were retained as investment properties, 50 Bank Street, 25 Canada Square, 15 Westferry Circus and Nash Court. These properties have been revalued externally at 30 June 2002 on the basis of Open Market Value in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ('Open Market Value'). This resulted in surpluses upon revaluation of £430.3 million which have been taken to the revaluation reserve.

In April 2002 8 Canada Square achieved practical completion and the building was sold under the terms of a development agreement entered into in October 1998. The sale of this property resulted in a profit on disposal of £169.5 million.

The group's investment properties have been valued as at 30 June 2002 by either FPDSavills Commercial Limited, Chartered Surveyors, or CB Hillier Parker Limited, Surveyors and Valuers, on the basis of Open Market Value. Each property has been valued individually on a free and clear basis and not as part of a portfolio and no account has been taken of any intragroup loans or arrangements. No allowance has been made for any seller's expenses of realisation nor for any taxation which may arise in the event of disposal (see Note 17). The surplus arising on the year end valuations, including that on properties completed during the year (£458.4 million), has been transferred to the revaluation reserve.

Properties under construction and properties held for development at 30 June 2002 which are to be retained are carried at their fair value at the time of the acquisition of the CWHL group in December 1995, less subsequent disposals plus additions at cost, subject to any provision for impairment.

At 30 June 2002 properties under construction held as fixed assets included £67.2 million (30 June 2001 - £33.8 million) in respect of financing costs.

11 OTHER TANGIBLE FIXED ASSETS

| | Fixtures and equipment | Computer equipment | Total |
|---|---|---|---|
| | £m | £m | |
| Cost: | | | |
| At 1 July 2001 | 13.6 | 0.4 | 14.0 |
| Additions | 1.7 | 0.2 | 1.9 |
| At 30 June 2002 | 15.3 | 0.6 | 15.9 |
| Depreciation: | | | |
| At 1 July 2001 | (4.1) | (0.3) | (4.4) |
| Charge for the year (Note 4) | (3.3) | (0.1) | (3.4) |
| At 30 June 2002 | (7.4) | (0.4) | (7.8) |
| Net book amount: | | | |
| At 30 June 2002 | 7.9 | 0.2 | 8.1 |
| At 30 June 2001 | 9.5 | 0.1 | 9.6 |

12 INVESTMENTS

| | At June 2002 | At June 2001 |
|---|---|---|
| | Group £m | Group |
| Investments | 1.6 | 2.1 |
| Own shares | 22.4 | 13.7 |
| | 24.0 | 15.8 |

In October 1996 the group sold its interest in the limited partner companies of the First Tower Limited Partnership subject to payment of deferred consideration contingent on the satisfaction of certain conditions. During the year to 30 June 2002 these conditions were confirmed as having been satisfied and the group received £13.4 million net of expenses. This amount, which did not give rise to deferred tax in the year, is recognised in the profit and loss account as an exceptional item.

In March 2001, the group acquired 52,079 £1 ordinary shares and 2,604 convertible shares in HighSpeed Office Limited ('HSO'), an unlisted company registered in England and Wales, being approximately 13% of its nominal share capital. The principal activity of HSO is the provision of broadband telecommunications services. The consideration paid was £2.1 million representing the historical cost to the group including fees. At 30 June 2002

the carrying value of the investment was written down by £460,000 to £1.6 million, representing the net asset value of HSO at that date.

Investment in own shares:

| | Group |
|---|---|
| | £m |
| Cost: | |
| At 1 July 2001 | 13.9 |
| Additions | 13.0 |
| Transferred to participants | (0.6) |
| At 30 June 2002 | 26.3 |
| Amounts written off: | |
| At 1 July 2001 | (0.2) |
| Written off | (3.8) |
| Transferred to participants | 0.1 |
| At 30 June 2002 | (3.9) |
| Net book amount: | |
| At 30 June 2002 | 22.4 |
| At 30 June 2001 | 13.7 |

13 DEBTORS

| | At June 2002 | At June 2001 |
|---|---|---|
| | Group £m | Group |
| Due within one year: | | |
| Trade debtors | 4.1 | 3.4 |
| Other debtors | 66.7 | 57.5 |
| Prepayments and accrued income | 284.4 | 25.6 |
| | 355.2 | 86.5 |

| | At June 2002 | At June 2001 |
|---|---|---|
| | Group £m | Group |
| Due after one year: | | |
| Prepayments and accrued income | 26.2 | 10.7 |

Prepayments and accrued income due after one year relates to lease incentives (Note 1 (2)).

14 FINANCIAL ASSETS

The group's financial assets comprise short term trade debtors (Note 13) and cash deposits. Cash deposits totalled £1,327.2 million at 30 June 2002 (30 June 2001 - £1,458.4 million), comprising deposits placed on money market at call and term rates. Total cash deposits include £899.8 million (30 June 2001 - £707.2 million) held by third parties as cash collateral for the group's borrowings, deposits arising from prepayments in respect of buildings sold of £Nil (30 June 2001 - £45.9 million) and a further £5.9 million (30 June 2001 - £2.3 million) charged to third parties as security for the group's obligations.

Of the total cash deposits, £1.9 million (30 June 2001 - £46.9 million) was invested at fixed rates and the remainder was at floating rates. The weighted average rate of interest on fixed rate deposits at 30 June 2002 was 7.8% (30 June 2001 - 6.4%). The weighted average period remaining on fixed deposits was 7.5 years at 30 June 2002 (30 June 2001 - 8 months).

15 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

| | At June 2002 | At June 2001 |
|---|---|---|
| | Group £m | Group |
| Borrowings (Note 16) | 79.5 | 29.7 |
| Trade creditors | 62.8 | 61.7 |
| Taxation and social security costs | 1.6 | 1.4 |
| Other creditors | 3.4 | 30.4 |
| Accruals | 130.7 | 132.8 |
| Deferred income | 63.7 | 486.0 |
| | 341.7 | 742.0 |

At 30 June 2002 deferred income included £Nil (30 June 2001 - £467.0 million) in connection with agreements for the sale, upon completion, of buildings under construction at Canary Wharf.

16 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Creditors due after more than one year comprise:

| | At June 2002 | At June 20 |
|---|---|---|
| | Group £m | Gro |
| Securitised debt | 3,272.2 | 1,943 |
| Loans | 21.3 | |
| Finance lease obligations | 577.0 | 676 |
| | 3,870.5 | 2,62 |

The amounts at which borrowings are stated comprise:

| | Securitised debt £m | Construction loans £m | Finance lease obligations £ |
|---|---|---|---|
| At 30 June 2001 | 1,973.3 | - | 676.8 |
| Drawn down in year | 1,340.1 | 336.0 | - |
| Deferred financing expenses | (11.4) | (1.8) | 0.1 |
| Accrued finance charges | 15.9 | 1.6 | 2.2 |
| Repaid in year | - | (280.7) | (102.1) |
| At 30 June 2002 | 3,317.9 | 55.1 | 577.0 |
| Payable within one year or on demand | 45.7 | 33.8 | - |
| Payable in more than one year | 3,272.2 | 21.3 | 577.0 |
| | 3,317.9 | 55.1 | 577.0 |

(1) In December 1997 the company's subsidiary, Canary Wharf Finance plc

('CWF'), issued £555m of first mortgage debentures, the principal terms of which are:

| Tranche | £m | Interest | Repayment |
|---|---|---|---|
| A | 270 | 7.230% | By instalment 2004 to 2027 |
| B | 80 | 7.425% | By instalment 2004 to 2027 |
| C | 120 | Stepped | By instalment 2006 to 2027 |
| D | 85 | Floating | By instalment 2007 to 2020 |
| | ----- | | |
| | 555 | | |
| | ----- | | |

The debentures are secured on certain property interests of the group and the rental income stream therefrom.

Interest on Tranche C increases in steps from 5% payable until October 1999, to 9.535% payable from October 2006. Interest on Tranche D is payable at LIBOR plus 1.1% until January 2003 and thereafter 3.1%, but the company has entered into an interest rate cap arrangement so as to cap the portion of interest linked to LIBOR at 8.5%.

(2) In February 2001, CWF issued an additional £120 million of first mortgage debentures at a premium of £14.7 million. The tap issue comprised a further issue of £105 million of A and £15 million of B notes which are subject to the same conditions as the original notes issued in December 1997.

Including the original notes, the weighted average maturity of the debentures at 30 June 2002 was 13.5 years. The debentures may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million on any interest payment date, subject to the current ratings of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

(3) In June 2000 a group company, Canary Wharf Finance II plc ('CWFII'), issued £975 million of first mortgage debentures. The notes comprised:

(a) £475 million term notes

The term notes consist of five tranches, two of which, totalling £90 million were immediately re-purchased and are held by a group company. The principal terms of the tranches are:

| Tranche | £m | Interest | Repayment |
|---|---|---|---|
| Issued: | | | |
| A1 | 240 | 6.455% | By instalment 2009 to 2033 |
| A2 | 60 | Floating | By instalment 2003 to 2012 |
| B | 85 | 6.800% | By instalment 2005 to 2033 |
| | ---- | | |
| | 385 | | |
| Re-acquired: | | | |
| C | 45 | 6.966% | By instalment 2011 to 2033 |
| D | 45 | Floating | By instalment 2011 to 2033 |
| | ---- | | |
| | 475 | | |
| | ==== | | |

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A2 notes were issued in a principal amount of Euro100 million, with interest payable at three month EURIBOR plus a margin of 0.3%. The A2 notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £60 million and interest payable fixed at 6.995%.

Interest on the D notes is payable at a rate of three month LIBOR plus a margin of 1.75% until July 2005, and thereafter 4.375%. The D notes are fully hedged using an interest rate collar, with a cap of 9% and a floor of 5%.

(b) £500 million revolving notes

The securitisation allows for £500 million of 'AAA' and 'AA' rated fully revolving short term notes, of which £250 million was underwritten for 5 years from June 2000 by a banking syndicate. There were no immediate proceeds from the revolving notes as they were repurchased by the issuer. Drawings will commence once further fully constructed and leased properties are added to the securitisation pool. The pricing is based on three month LIBOR with a margin of 0.40% for the 'AAA' notes and 0.50% for the 'AA' notes. The commitment fee is 0.25% of the £250 million underwritten. Hedging is not required until first drawdown.

(4) In June 2001, CWFII raised an additional £875 million of first mortgage debentures at a premium of £19.8 million. The notes comprise further issues of A1 and A2 notes together with three new tranches. The principal terms of the notes issued are:

| Tranche | £m | Interest | Repayment |
|---|---|---|---|
| A1 | 475 | 6.455% | By instalment 2009 to 2033 |
| A2 | 50 | Floating | By instalment 2003 to 2012 |
| A3 | 200 | 5.952% | By instalment 2032 to 2037 |
| A4 | 90 | Floating | By instalment 2004 to 2028 |
| B1 | 60 | Floating | By instalment 2005 to 2024 |
| | 875 | | |

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A1 notes were issued at a premium of £20.2 million on a principal amount of £475 million.

The class A2 notes were issued in a principal amount of Euro83 million, with interest payable at three month EURIBOR plus a margin of 0.3%. These notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £50.0 million plus a premium of £0.2 million and interest payable fixed at 6.0775%.

The class A3 notes were issued at par in a principal amount of £200 million.

Interest on the class A4 notes is payable at three month LIBOR plus 0.375% stepping up to LIBOR plus 0.95% in July 2011. These notes are fully hedged at a fixed rate of 6.155% to July 2011 and 6.73% thereafter.

The class B1 notes were issued in a principal amount of Euro100 million with interest payable at three month EURIBOR plus a margin of 0.45%. These notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £60 million less a discount of £0.6 million and interest payable fixed at 6.265%.

(5) In February 2002, CWFII raised an additional £1,257 million of first mortgage debentures at a premium of £83.1 million. The notes comprise further issues of A1, A3, and B notes together with a new US Dollar denominated tranche. The principal items of the notes issued are:

| Tranche | £m | Interest | Repayment |
|---|---|---|---|
| A1 | 500 | 6.455% | By instalment 2009 to 2033 |
| A3 | 200 | 5.952% | By instalment 2032 to 2037 |
| A5 | 407 | 6.002% | By instalment 2012 to 2033 |
| B | 150 | 6.800% | By instalment 2005 to 2033 |
| | 1,257 | | |

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A1 notes were issued at a premium of £48.6 million on a principal amount of £500.0 million and the class A3 notes were issued at a premium of £17.2 million on a principal amount of £200.0 million.

The class A5 notes were issued in a principal amount of US$579.0 million with interest payable at three month US$ LIBOR plus a margin of 0.39% to July 2010 and thereafter 0.975%. These notes are hedged via currency swaps, whereby principal and interest liabilities are swapped into sterling providing an initial principal of £407.0 million and interest payable fixed at 6.002% to July 2010 and 6.2187% thereafter. The step up of 0.975% is not hedged.

The class B notes were issued at a premium of £17.2 million on a principal amount of £150.0 million.

Including the notes issued in February 2002, the weighted average maturity of the debentures at 30 June 2002 was 19.7 years. The debentures may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million (except classes A2 and B1 which may not be less than Euro1 million and Class A5 which may not be less than $1 million) on any interest payment date subject to the current rating of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

(6) On 3 November 2000 the group concluded a seven year, £1 billion revolving construction loan facility of which £22.7 million of a £407.0 million commitment had been drawn down at 30 June 2002 leaving £593.0 million of the facility available to fund future construction. Drawings under the facility are secured by first-ranking fixed and floating charges over the properties which are subject to the financing and by the guarantee of the parent company. Drawings bear interest at a margin of 1% over LIBOR and are repayable on the date falling three months after the scheduled completion date for the property being financed, subject to the group's ability to extend on certain conditions.

(7) In October 2001 the group entered into a further £125 million construction loan facility, of which £34.3 million was drawn down prior to the year end, in connection with construction of the property at 20 Canada Square. Drawings under the facility are secured by first -ranking fixed and floating charges over that property and by the guarantee of the parent company. Drawings bear interest at a margin of 1% over LIBOR and are repayable on the date falling three months after the scheduled completion date for the property being financed, subject to the group's ability to extend on certain conditions. At 30 June 2002 £90.7 million of the £125 million facility was available to fund future construction.

(8) On 1 October 2001 the group concluded the acquisition from HSBC of Indural for a consideration of £3.1 million. In December 1997 Indural entered into agreements for lease in respect of two properties owned by the then group which were subsequently leased back to the group from the date of acquisition on finance lease terms. As a result of the acquisition cash deposits totalling £111.9 million held by Indural as security for the group's finance leases were released from charge. Indural has been consolidated in the accounts of the group from the date of acquisition, the effect of which has been that finance lease receivables and payables totalling £102.1 million have been offset. The consideration payable on acquisition, together with an adjustment to the carrying value of the finance lease obligation, have been treated as a charge required to restructure the finance leases and shown as a component within interest payable (finance lease charges), totalling £4.1 million (Note 6).

(9) The group's obligations under certain finance leases are secured by first-ranking fixed and floating charges over the property which is the subject of those finance leases and over certain cash deposits (Note 25). The weighted average rate of interest implicit in the group's finance leases is 6.5%.

(10) Loans and finance lease obligations (excluding accrued interest payable):

| | Loans 2002 | Finance leases 2002 | Loans 2001 |
|---|---|---|---|
| | £m | £m | |
| In less than one year or on demand | 33.8 | - | |
| In more than one year but less than two years | 57.9 | - | |
| In more than two years but not more than five years | 162.4 | - | 1 |
| In more than five years | 3,073.2 | 577.0 | 1,803.2 |

| | | |
|---|---|---|
| 3,327.3 | 577.0 | 1,943.6 |

(11) After taking into account interest rate hedging entered into by the group, the interest rate profile of the group's financial liabilities at 30 June 2002 (excluding accrued interest payable) was:

| | At 30 June 2002 | | | At 30 June 2001 | |
|---|---|---|---|---|---|
| | Floating rate financial liabilities | Fixed rate financial liabilities | Total | Floating rate financial liabilities | Fixed rate financial liabilities |
| | £m | £m | £m | £m | |
| Securitised debt | 84.5 | 3,233.4 | 3,317.9 | 84.7 | 1,888.6 |
| Construction loans | 55.1 | - | 55.1 | - | |
| Finance leases | 343.6 | 233.4 | 577.0 | 446.7 | 230.1 |
| | 483.2 | 3,466.8 | 3,950.0 | 531.4 | 2,118.7 |
| Less: Cash collateral for borrowings (Note 14) | (316.3) | (583.5) | (899.8) | (426.8) | (280.4) |
| | 166.9 | 2,883.3 | 3,050.2 | 104.6 | 1,838.3 |

The group's floating rate liabilities comprise sterling denominated bank borrowings, debentures and finance leases which bear interest at rates linked to LIBOR.

In respect of the group's fixed rate financial liabilities:

| | 30 June 2002 | | 30 June 2001 | |
|---|---|---|---|---|
| | Weighted average interest rate | Weighted average period fixed | Weighted average interest rate | Weight avera peri fix |
| | % | Years | % | Yea |
| Securitised debt | 6.3 | 18.6 | 6.6 | 18 |
| Finance leases | 10.0 | 13.9 | 10.0 | 14 |

(12) In accordance with FRS 13 (Derivatives and other Financial Instruments: Disclosures) the group is required to disclose the fair values of its financial assets and liabilities (excluding debtors and creditors falling due within one year) and at 30 June 2002 these were as follows:

| | 30 June 2002 | | 30 June 2001 | |
|---|---|---|---|---|
| | Book value | Fair value | Book value | F va |
| | £m | £m | £m | |
| Primary financial instruments held or issued to finance the group's operations: | | | | |
| Cash on deposit earning | | | | |
| - floating rates of interest | 1,325.3 | 1,325.3 | 1,411.5 | 1,41 |
| - fixed rates of interest | 1.9 | 4.1 | 46.9 | 5 |
| Short term financial liabilities and current portion of long term borrowings | (79.5) | (79.5) | (29.7) | (2 |
| Long term borrowings | (3,293.5) | (3,445.4) | (1,943.6) | (2,02 |
| Finance leases | (577.0) | (603.8) | (676.8) | (71 |
| Derivative financial instruments held to manage interest rate and exchange rate profile: | | | | |
| - interest rate swaps | - | (3.9) | - | |
| - interest rate caps/collars | 2.3 | (2.4) | 2.4 | ( |
| - currency swaps | - | (43.1) | - | |

rate debt and deposits have been determined by reference to prices available on the markets on which they are traded. All other fair values shown have been calculated by discounting cash flows at the relevant zero coupon LIBOR interest rates prevailing at the balance sheet date.

During the year to June 2001 £2.5 million was realised on certain interest rate hedges. These hedges were entered into in anticipation of the tap issue completed in June 2001 and the gains were therefore deferred and will be recognised over the term of the debt. In addition, security over certain cash deposits was released and at the same time interest rate swaps relating to these deposits were unwound resulting in a net gain to the group of £4.5 million which was included in interest receivable (see Note 5). In anticipation of the tap issue in February 2002, the group entered into certain interest hedges, which were subsequently closed out realising a net loss of £0.6m. These losses have been deferred and will be recognised over the term of the debt. In addition, the group realised a £0.1m gain on closing out certain interest rate hedges related to its construction facility. This amount has been netted against the financing cost attributable to the relevant building. Other than the above no gains or losses on derivative financial instruments have been recognised in the year.

Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | Gains £m | (Losses) £m | Total net gains/ (losses) £m | Gains £m | (Losses) | Tot (1 |
| Unrecognised gains and losses on hedges at 1 July | 6.7 | (3.5) | 3.2 | 2.7 | (1.2) | |
| Gains and losses arising in previous years that were recognised in the year | - | - | - | - | | |
| Gains and losses arising before 1 July that were not recognised in the year | 6.7 | (3.5) | 3.2 | 2.7 | (1.2) | |
| Gains and losses arising in the year that were not recognised in the year | - | (54.9) | (54.9) | 4.0 | (2.3) | |
| Unrecognised gains and losses on hedges at 30 June | 6.7 | (58.4) | (51.7) | 6.7 | (3.5) | |
| Of which: | | | | | | |
| Gains and losses expected to be recognised in the following year | - | - | - | - | | |
| Gains and losses expected to be recognised after the following year | 6.7 | (58.4) | (51.7) | 6.7 | (3.5) | |

(13) The group has no material monetary assets or liabilities in currencies other than pounds sterling.

17 PROVISION FOR LIABILITIES AND CHARGES

£m

Provision for amounts payable in relation to partially vacant leasehold properties:

Release to profit and loss account

---------

As at 30 June 2002

=========

During the year to 30 June 2002, the group exercised its option to surrender an interest in a leasehold property. The surplus arising as a result of this surrender was therefore released to the profit and loss account.

Deferred taxation:

| Restated | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | |
| Accelerated capital allowances claimed | (89.4) | (89.4) |
| Other timing differences | (35.4) | 1.7 |
| Undiscounted deferred tax liability | (124.8) | (87.7) |
| Discount | 73.2 | 46.2 |
| Discounted deferred tax liability | (51.6) | (41.5) |
| At 1 July | (41.5) | (42.6) |
| Deferred tax (charge)/credit in profit and loss account for the period | (10.1) | 1.1 |
| At 30 June | (51.6) | (41.5) |

As the group has no intention to sell its investment properties it is not expected that the deferred tax liability will crystallise in the foreseeable future.

In accordance with FRS 19, no provision has been made for deferred tax on gains on property revalued to its market value. If the group's properties were sold at their market value, a tax liability of approximately £314.2 million would arise (30 June 2001 - £218.9 million). As the group has no intention to sell its investment properties, it is not expected that any liability will arise in the foreseeable future and no provision for this contingent liability has been made.

18 SHARE CAPITAL

| | Authorised | | Issued, allotted and fully | |
|---|---|---|---|---|
| | 30 June 2002 | On incorporation | 30 June 2002 | On incorp |
| | £m | £m | £m | |
| Ordinary shares of 1p each | 10.0 | 0.1 | 6.1 | |

Movements in issued ordinary share capital:

| | Number |
|---|---|
| On incorporation | |
| Issued in connection with scheme of arrangement (Note 1) | 651,778 |
| Issue on exercise of options (see footnote (2)) | 1,422 |
| Issue to Employee Share Ownership Trust (see footnote (3)) | 420 |
| Cancelled under share buy back scheme (see footnote (4)) | (45,271 |

============

(1) Warrants:

Warrants over 26,867,000 and 8,925,233 ordinary shares are held by IPC Advisors Limited, a company owned by a trust for the benefit of (amongst others) the Paul Reichmann family. These warrants are exercisable until 31 December 2005 at a price of 450 pence per share and 1 April 2006 at a price of 330 pence per share respectively.

The subscription price for, and the number of shares of both issues of warrants are subject to adjustment in certain circumstances, such as capitalisation or rights issues.

(2) Share Options:

At 30 June 2002 options had been granted and remained outstanding over 13,762,575 ordinary shares under the company's share incentive plans.

The normal exercise period for options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan, Company Share Option Plan and Long Term Incentive Plan is between 3 and 10 years. The awards of options granted on or after 31 March 1999 are subject to performance criteria.

1997 Canary Wharf Group plc Executive Share Option Plan and Canary Wharf Company Share Option Plan

As at 30 June 2002 there were options outstanding under the unapproved Canary Wharf Group plc 1997 Executive Share Option Scheme over 12,156,068 ordinary shares and under the approved Canary Wharf Group plc Company Share Option Scheme over 115,626 ordinary shares.

| Number of Shares on which options outstanding | Exercise price per Share (pence) | Exercise period |
|---|---|---|
| 3,173,500 | 79.5 | 03.03.98 to 02.03.08 |
| 20,417 | 330 | 01.04.99 to 31.03.04 |
| 115,626 | 400 | 01.04.02 to 31.03.09 |
| 5,062,151 | 400 | 01.04.02 to 31.03.09 |
| 3,900,000 | 400 | 01.01.06 to 31.03.09 |

Canary Wharf Group plc Long Term Incentive Plan

As at 30 June 2002 there were options outstanding over 1,490,881 ordinary shares under the Long Term Incentive Plan.

| Number of shares outstanding | Exercise period |
|---|---|
| 174,953 | 01.04.02 to 31.03.09 |
| 14,285 | 25.10.02 to 24.10.09 |
| 1,301,643 | 31.10.03 to 30.10.10 |

(3) Canary Wharf Employee Share Ownership Plan Trust:

In December 2000 a loan facility agreement was executed between the company and the Trustees of the Canary Wharf Employee Share Ownership Plan Trust ("the Trust") whereby shares in the company were purchased by the Trustees to cover the prospective exercise of options by employees. Since December 2000 5,593,505 ordinary shares have been acquired by the Trustees.

Following the exercise of executive share options during the year 590,372 were transferred from the Trust to meet the obligations arising therefrom.

(4) Share buy backs and share cancellations:

Ordinary shares

From June 2001 to October 2001 37,467,865 ordinary shares were bought back by the company's predecessor. From December 2001 to June 2002 a further 45,271,548 ordinary shares were bought back. Together with the 21,907,000 ordinary shares bought back from July 2002, the total number of ordinary shares cancelled under the company's share buy -back programme amounts to 104,646,413 shares.

The revised issued share capital of the company (at the date of issue of these financial statements) is 586,751,725 ordinary shares.

Deferred Shares

In connection with the scheme of arrangement detailed in Note 1, on 4 December 2001, 297,862,666,648 deferred shares of 1p each were issued and on 5 December 2001 bought back and cancelled. On 5 December 2001 the total authorised deferred share capital of 400,000,000,000 shares of 1p was cancelled.

19 RESERVES

Group

| | Share Premium Account | Revaluation reserve | Capital Reserve | Capital Redemption Reserve | Special Reserve | Profi & Los Accoun |
|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | |
| Equity reserves: | | | | | | |
| At 1 July 2001 - as previously stated | 575.5 | 1,055.5 | 61.3 | 0.1 | - | |
| Prior year adjustments (as explained in Note 1) | (575.5) | - | (61.3) | - | 636.8 | (41. |
| At 1 July 2001 - as restated | - | 1,055.5 | - | 0.1 | 636.8 | (102 |
| Issue of shares under share option schemes | 2.6 | - | - | - | - | |
| Reserve movements in respect of share option schemes | - | - | - | - | - | |
| Acquisition and cancellation of own shares | - | - | - | 0.3 | 0.5 | (392 |
| Revaluation of investment properties | - | 458.4 | - | - | - | |
| Reserve movements relating to scheme of arrangement | - | - | - | - | 0.3 | |
| Profit for the financial year | - | - | - | - | - | |
| At 30 June 2002 | 2.6 | 1,513.9 | - | 0.4 | 637.6 | (300 |

The special reserve arose from a restructuring of the group which was completed on 4 December 2001 involving the introduction of a new holding company for the group by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985.

The capital reserve arose on the acquisition of the Canary Wharf Holdings Limited ('CWHL') group on 27 December 1995 by the then Canary Wharf Group plc which was renamed Canary Wharf Estate Limited following the group reconstruction.

The capital redemption reserve arises from the cancellation of own shares acquired in connection with the group's share re -purchase programme.

20 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

| | Group |
|---|---|
| | £m |
| Shareholders' funds at 1 July 2001 as previously stated | 1,637.9 |
| Prior year adjustments (as explained in Note 1) | (41.5) |
| Shareholders' funds at 1 July 2001 - as restated | 1,596.4 |
| Reserve movements relating to scheme of arrangement | 0.3 |
| Profit for the financial year | 193.0 |
| Revaluation surplus | 458.4 |
| Allocation of new shares | |

| | |
|---|---|
| Credit in respect of share option schemes | 2.0 |
| Cancellation of shares | (392.4) |
| | -------- |
| Shareholders' funds at 30 June 2002 | 1,860.3 |
| | ======== |

21 PENSION SCHEMES

The group operates two defined contribution pension schemes. The assets of these schemes are held in independently administered funds. The pension cost charge, which amounted to £2,824,281 in the year (year ended 30 June 2001 - £2,054,165) represents contributions payable by the group to the schemes.

22 RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Operating profit | 299.7 | 91.7 |
| Net profit on disposal of properties | (169.5) | - |
| Depreciation charges | 1.0 | 0.3 |
| Provision against investment | 0.5 | - |
| Amortisation of share option costs | 4.6 | 0.7 |
| Increase in debtors | (13.6) | (53.4) |
| (Decrease)/increase in creditors | (23.3) | 34.4 |
| Cost of group restructuring | (2.4) | - |
| Decrease in provisions | (0.3) | (2.6) |
| Amortisation of tenant lease incentives | (15.5) | - |
| Net cash inflow from operating activities | 81.2 | 71.1 |

23 ANALYSIS OF CASH FLOWS

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Returns on investments and servicing of finance | | |
| Interest received | 49.2 | 53.4 |
| Interest paid | (174.5) | (66.7) |
| Interest element of finance lease rentals | (33.7) | (44.2) |
| Financing expenses | (14.6) | (13.1) |
| Net cash outflow | (173.6) | (70.6) |

Capital expenditure and financial investment

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Additions to properties | (957.2) | (511.1) |
| Purchase of tangible fixed assets | (2.0) | (8.3) |
| Acquisition of development properties | (28.0) | (92.1) |
| Acquisition of own shares to support share option schemes | (12.5) | (8.1) |
| Deferred consideration on disposal of subsidiary undertaking | 13.4 | - |
| Settlement of deferred acquisition costs (see note below) | - | (2.1) |
| Deferred income relating to agreements for sale of property | 45.0 | 42.4 |
| Net cash outflow | (941.3) | (579.3) |

In accordance with the arrangements agreed for the acquisition of the CWHL Group in December 1995, further deferred payments of £2.1 million were made during the year ended 30 June 2001 to the vendor (the selling bank group) from funds set aside for this purpose at the time of acquisition.

Acquisitions

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Acquisition of investment | - | (2.1) |
| Net cash outflow | - | (2.1) |

Management of liquid resources

| | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Cash placed on deposit not available on demand | (395.0) | (224.3) |
| Cash withdrawn from deposit accounts | 244.7 | 253.0 |
| Net cash (outflow)/inflow | (150.3) | 28.7 |

| Financing | Year ended 30 June 2002 | Year ended 30 June 2001 |
|---|---|---|
| | £m | £m |
| Issue of shares | 1.6 | 2.9 |
| Purchase of own shares for cancellation | (392.4) | (13.7) |
| Repayment of secured loans | (382.8) | (161.7) |
| Issue of securitised debt | 1,340.1 | 1,029.5 |
| Drawdown of secured loans | 336.0 | 161.7 |
| Net cash inflow | 902.5 | 1,018.7 |

24 ANALYSIS AND RECONCILIATION OF NET DEBT

| | 1 July 2001 | Cash flow | Other non-cash changes | 30 |
|---|---|---|---|---|
| | £m | £m | £m | |
| Cash at bank | 1,458.4 | (131.2) | - | |
| Amounts on deposit not available on demand | (755.4) | (150.3) | - | |
| | 703.0 | (281.5) | - | |
| Debt due after 1 year | (1,943.6) | (1,361.5) | 11.6 | (3,2 |
| Debt due within 1 year | (29.7) | (33.8) | (16.0) | ( |
| Finance leases | (676.8) | 135.8 | (36.0) | (5 |

| | | | | |
|---|---|---|---|---|
| Amounts on deposit not available on demand | 755.4 | 150.3 | - | |
| Net debt | (1,191.7) | (1,390.7) | (40.4) | (2,6 |

| | Year ended 30 June 2002 | |
|---|---|---|
| | £m | |
| Increase in cash in the year | | |
| Increase in debt and lease financing | | (1 |
| Change in net debt resulting from cash flows | | (1 |
| Non-cash movement in net debt | | |
| Movement in net debt in year | | (1 |
| Net debt at 1 July 2001 | | (1 |
| Net debt at 30 June 2002 | | (2 |

25 CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

As at 30 June 2002 certain members of the group had given fixed and floating charges over substantially all of their assets as security for certain of the group's borrowings and finance lease obligations as referred to in Note 16. In particular, various members of the group had, at 30 June 2002, given fixed first ranking charges over cash deposits totalling £899.8 million and may be called upon to make a further cash deposit of up to £9.0 million.

As security for the issue of £675 million of securitised debt (see Note 16) Canary Wharf Group plc has granted a first fixed charge over the shares of CWF and a first floating charge has been given over all of the assets of CWF.

As security for the issue of up to £3,107 million of securitised debt (see Note 16) a group company, Canary Wharf Finance Holdings Limited, has granted a first fixed charge over the shares of CWFII and a first floating charge has been given over all of the assets of CWFII.

Commitments of the group for future expenditure:

| | 30 June 2002 | 30 |
|---|---|---|
| | £m | |
| Under contract | 726.1 | 1,1 |

The commitments for future expenditure relate to the completion of development properties where construction was committed at 30 June 2002.

Commitments of the group for the next financial year in respect of operating leases are analysed as follows:

| | Land and buildings 30 June 2002 | and build 30 |
|---|---|---|
| | £m | |

| | |
|---|---|
| Within one year | - |
| Between two and five years | - |
| After five years | 16.7 |

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Canary Wharf Group - Clarification

RNS Number:1792B
Canary Wharf Group PLC
13 September 2002

13 September 2002

CANARY WHARF GROUP PLC

Clarification

Release of Preliminary Announcement of Results for the Year ended 30 June 2002 on 12 September 2002

In the valuation section of the Operating and Financial Review of the Preliminary Announcement of Results for the year ended 30 June 2002 released on 12 September 2002, a statement was made to the effect that in arriving at the present value of the net realisable value of properties under construction and held for development, the valuers had adopted a discount rate of 7.76%. Unfortunately the report supplied by external valuers contained a typographical error and this figure should have read 7.15%. The rate of 7.15% was, however, applied by the valuers in the valuations contained in the announcement and therefore the valuations remain unchanged.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Canary Wharf Group - Holding(s) in Company

RNS Number:2802B
Canary Wharf Group PLC
17 September 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 13 September 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 12 September 2002 Scottish Widows Investment Partnership Limited and its associated companies had decreased their material interest in the ordinary shares of the Company to 23,455,415 (representing 3.998%* of the Company's issued share capital) with a resulting total material and non-material interest of 27,468,000.

Note:

*As at 12 September 2002, the Company had an issued share capital of 586,751,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Canary Wharf Group - Purchase of Own Securities

RNS Number:3550B
Canary Wharf Group PLC
18 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 225,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 355.7328p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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MMMM

## Canary Wharf Group - Purchase of Own Securities

RNS Number:4180B
Canary Wharf Group PLC
19 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 335,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 344.9677p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Canary Wharf Group - Purchase of Own Securities

RNS Number:4774B
Canary Wharf Group PLC
20 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 165,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 355.1391p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange
END
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## Canary Wharf Group - Purchase of Own Securities

RNS Number:5305B
Canary Wharf Group PLC
23 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 343.9826p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Canary Wharf Group - Purchase of Own Securities

RNS Number:5952B
Canary Wharf Group PLC
24 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 630,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 321.2726p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.


END

POSILFERAFISFIF

## Canary Wharf Group - Purchase of Own Securities

RNS Number:6609B
Canary Wharf Group PLC
25 September 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 700,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 332.9785p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.



END

POSILFFDAEIEFIF